EXHIBIT 4.1

FIRST SUPPLEMENTAL INDENTURE

TOPSPIN MEDICAL INC.

WILMINGTON TRUST COMPANY

As the Indenture Trustee

and

ZIV HAFT TRUSTS COMPANY LTD.

Dated as of September 18, 2008

Supplemental to Indenture dated as of

July 10, 2007

FIRST SUPPLEMENTAL INDENTURE

FIRST SUPPLEMENTAL INDENTURE, dated as of September 18, 2008, (the “Supplemental Indenture”) by and among TopSpin Medical Inc., a Delaware corporation (together with its successor and assigns, in such capacity the “Issuer”), Wilmington Trust Company, a Delaware banking corporation, not in its individual capacity, but solely in its capacity as the indenture trustee (together with its successor and assigns, in such capacity “Indenture Trustee”), and Ziv Haft Trusts Company Ltd., a company limited by shares and registered in Israel where its principal purpose is to engage in trust business, as co-trustee (together with its successor and assigns, the “Co-Trustee”).

RECITALS

WHEREAS, the Issuer, the Indenture Trustee and the Co-Trustee have heretofore entered into an Indenture, dated as of July 10, 2007 (the “Indenture”), providing for the issuance by Issuer of its 6% Series A Convertible Bonds due November 30, 2009 (the “Convertible Bonds”) in an aggregate amount not to exceed NIS 50,000,000; and

WHEREAS, the Issuer and the Co-Trustee have entered into a settlement agreement dated July 13, 2008 which is attached as Exhibit A hereto (the “Settlement Agreement”) providing for the conversion of every 1.00 NIS of principal amount of Convertible Bonds held by an Eligible Bondholder (as defined in the Settlement Agreement), into a right to receive from the Company nine (9) shares of Common Stock and 0.25 NIS in cash, all under the terms set in the Settlement Agreement (the “Conversion”); and

WHEREAS pursuant to the Settlement Agreement, following the Conversion the Convertible Bonds shall be deemed cancelled, delisted from trade and shall become null and void; and

WHEREAS, the Issuer’s Board of Directors authorized the execution of the Settlement Agreement and the execution of this Supplemental Indenture; and

WHEREAS, pursuant to Sections 9.02 and 10.04(d) of the Indenture, the Bondholders, by way of a Special Decision, in a meeting held on August 13 have consented to the provisions of the Settlement Agreement; and

WHEREAS, in accordance with and pursuant to Section 9.02 of the Indenture, the Israeli Court has approved the Settlement Agreement under Section 350 of the Israeli Companies Law; and

WHEREAS, having received a copy of the aforesaid decisions of the Board of Directors and of the Bondholders and a written request from the Issuer, the Indenture Trustee and the Co-Trustee have consented to the execution of this Supplemental Indenture as hereinafter described;

NOW, THEREFORE, THIS FIRST SUPPLEMENTAL INDENTURE WITNESSETH:

for and in consideration of the premises, the Company, the Indenture Trustee and the Co-Trustee covenant and agree, for the benefit of all Holders of the Issuer’s Convertible Bonds, as follows:

ARTICLE ONE

Section 1.01. The terms of the Indenture and the Convertible Bonds are hereby revised to the effect that, notwithstanding anything to the contrary contained in the Indenture and in the terms of the Convertible Bonds, every 1.00 NIS of principal amount of Convertible Bonds held by an Eligible Bondholder (as defined in the Settlement Agreement), shall be converted into a right to receive from the Company nine (9) shares of Common Stock and 0.25 NIS in cash, all under the terms set in the Settlement Agreement, including under subsections 1.1, 1.2 and 1.3 thereof. Upon consummation of the Conversion, the Convertible Bonds shall be deemed cancelled, delisted from trade and become null and void, and the Indenture shall terminate (other than those provisions of the Indenture which, under the terms of the Indenture, survive the satisfaction, discharge and/or termination of the Indenture) and the Trustees shall have no further duties or obligations thereunder.

Section 1.02. All provisions and obligations set forth in the Settlement Agreement referring to the “trustee” shall be deemed to refer only to the Co-Trustee, and the Indenture Trustee shall have no duties or obligations of any kind thereunder.

ARTICLE TWO

Section 2.01. The Issuer represents the following to the Indenture Trustee and to the Co-Trustee as follows:

(a) The Issuer has full power, authority and legal right to execute and deliver, and perform its obligations under, this Supplemental Indenture and to consummate the Conversion and the Payments;

(b) The execution and delivery of this Supplemental Indenture, and the consummation of the transactions provided for herein, have been duly authorized by all necessary action on the part of the Issuer.  This Supplemental Indenture constitutes a legal, valid and binding agreement of the Issuer, and is enforceable against the Issuer, in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally and by the availability of equitable remedies.

(c) The execution and delivery by the Issuer of this Supplemental Indenture, and the performance by the Issuer of its obligations hereunder, do not and will not conflict with or violate the organizational documents of the Issuer or any applicable law, rule or regulation.

(d) The execution and delivery by the Issuer of this Supplemental Indenture, and the performance by the Issuer of its obligations hereunder and the transactions contemplated hereby, do not and will not conflict with, result in a breach of the terms of, or constitute (with or without notice or lapse of time or both) a default under, any contract, agreement or other instrument to which the Issuer is a party or by which it or any of its properties are bound.

(e) The shares of Common Stock to be issued by Issuer in the Conversion have been duly and validly authorized for issuance, and upon issuance of the share certificates representing such shares of Common Stock upon the Conversion, such shares of Common Stock will be validly issued, fully paid and nonassessable, with no personal liability attaching under the laws of the State of Delaware to the holders thereof solely by reason of their ownership thereof.  There are no preemptive rights granted to holders of Common Stock of the Issuer.

ARTICLE THREE

Section 3.01. All capitalized terms which are used herein and not otherwise defined herein are defined in the Indenture and are used herein with the same meanings as in the Indenture.

Section 3.02. This First Supplemental Indenture shall be effective as of the date first above written and upon the execution and delivery hereof by each of the parties hereto.

Section 3.03. This First Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed by their respective officers hereunto duly authorized, all as of the day and year first above written.

TopSpin Medical Inc.	Dated: 9/18/08
By: /s/ Yaron Tal Title: CEO By: /s/ Tami Sharbit-Bachar Title: Director of Finance & Secretary
Wilmington Trust Company, as Indenture Trustee, not in its individual capacity, but solely in its capacity as the Indenture Trustee	Dated: 9/24/08
By: /s/ Geoffrey J. Lewis Title: By: /s/ Michael H. Wass Title:
Ziv Haft Trusts Company Ltd., as Co-Trustee	Dated: 9/25/08
By: /s/ Rami Sebty Title: By: /s/ Giura Luftig Title:
(notarial acknowledgment)